
16006365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35001



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 W. Lafayette
(No. and Street)

Detroit, MI 48226
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rhonda Brna (313) 222-0232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2323 Victory Avenue, Suite 2000, Dallas, TX 75219
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Scotto Divetta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comerica Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
C. Scotto Divetta

SVP C.OO
Title

Notary Public
Michelle Kuza


MICHELLE KUZA
Notary Public - Michigan
Oakland County
My Commission Expires Dec 30, 2019
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Supplemental Information

Comerica Securities, Inc.
Year Ended December 31, 2015
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Comerica Securities, Inc.

Statement of Financial Condition and Supplemental Information

Year Ended December 31, 2015

Contents


Building a better
working world

Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management
Comerica Securities, Inc.

We have audited the accompanying statement of financial condition of Comerica Securities, Inc. (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 25, 2016

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2015

Assets	
Cash and cash equivalents	$ 112,979,401
Cash segregated pursuant to federal regulations	1,204,447
Trading securities owned, at fair value	360
Clearing deposit held at clearing organization	1,500,000
Receivables from brokers, dealers and clearing organizations	1,118,269
Receivables from affiliates	1,534,153
Premises, equipment and software, net of accumulated depreciation of $4,625,227	1,452,339
Deferred tax asset	2,859,503
Other assets	234,023
Total assets	$ 122,882,495
Liabilities and shareholder's equity	
Liabilities:	
Payables to affiliates	$ 2,282,919
Registered representatives compensation payable	1,081,839
Payables to customers	7,288
Accrued expenses and other liabilities	2,841,508
Deferred revenue	6,311,115
Total liabilities	12,524,669
Shareholder's equity:	
Common stock - $1 par value:	
50,000 shares authorized, issued and outstanding	50,000
Additional paid-in capital	47,175,440
Retained earnings	63,132,386
Total shareholder's equity	110,357,826
Total liabilities and shareholder's equity	$ 122,882,495

See accompanying notes.

Comerica Securities, Inc.

Note to Statement of Financial Condition

December 31, 2015

1. Organization

Comerica Securities, Inc. (the Company) is a broker/dealer, a federally Registered Investment Advisor, and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides services to retail and institutional clients. The Company may participate in firm commitment underwritings as a syndicate member. The Company is a wholly owned, indirect subsidiary of Comerica Incorporated (the Corporation).

2. Significant Accounting Policies

The following summarizes the significant accounting policies of the Company applied in the preparation of the accompanying statement of financial condition.

Use of Estimates

The preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash in commercial bank accounts and money market investments with maturity of three months or less when purchased to be cash and cash equivalents. Money market investments are held in listed money market funds and are reported at fair value.

Cash Segregated for the Benefit of Customers

Cash is segregated in an unaffiliated special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3(e) of the U.S. Securities and Exchange Commission (SEC).

Trading Securities

Trading securities are recorded at fair value on a recurring basis and consist primarily of state and municipal bonds at December 31, 2015.

2. Significant Accounting Policies (continued)

Clearing Deposit Held at Clearing Organization

Cash is held in a deposit account at the Company's clearing organization pursuant to a clearing agreement.

Premises, Equipment and Software

Premises, equipment, and software are carried at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives are generally three years to eight years for equipment and software. Leasehold improvements are generally amortized over the terms of their respective leases, or 10 years, whichever is shorter. Capitalized software includes purchased software and capitalizable application development costs associated with internally-developed software.

Deferred Revenue

Deferred revenue represents incentives received in connection with various long-term service contracts and is amortized on a straight-line basis over the terms of the contracts.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Pending Accounting Pronouncement

In April 2015, the FASB issued ASU 2015-05, "Goodwill and Other - Internal-Use Software (Subtopic 350-40)," (ASU 2015-05), which defines specific criteria entities must apply to determine if a cloud computing arrangement includes an in-substance software license. The result of the assessment will direct the entity to apply either software licensing or service contract guidance to record the related fees. ASU 2015-05 is effective for annual and interim periods beginning after December 15, 2015, and can be prospectively or retrospectively applied. Early adoption is permitted. The Company does not expect the adoption to have a material effect on its financial condition and results of operations.

2. Significant Accounting Policies (continued)

In January, 2016, the FASB issued ASU No. 2016-01, "Financial Instruments - Overall (Subtopic 825-10): Recognition of Financial Assets and Financial Liabilities," (ASU 2016-01), which makes targeted amendments to fair value measurement and disclosure guidance. ASU 2016-01 requires equity investments (other than equity method investments) to be measured at fair value with changes in fair value recognized in net income. This change is only applied if a readily determinable fair value can be obtained. The update also requires the use of exit prices to measure fair value for disclosure purposes as well as other enhanced disclosure requirements. The guidance under ASU 2016-01 is effective for annual and interim periods beginning after December 15, 2017, and early adoption is generally not permitted. The amendments are to be applied through a cumulative adjustment to the balance sheet on the date of adoption. The adoption of the ASU will have an immaterial impact to the Company's financial condition and results of operations.

3. Fair Value Measurements

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction as of the measurement date. The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Trading securities and money market investments are recorded at fair value on a recurring basis. The Company had no liabilities that require fair value measurement as of December 31, 2015.

Financial instruments are categorized into a three-level hierarchy, based on the markets in which the instruments are traded and the objectivity of the assumptions used to determine fair value. The valuation methodologies and key inputs used to measure financial instruments recorded at fair value are described below:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets, such as stocks, exchange-traded funds, and mutual fund shares. Money market investments held in listed money market funds and reported in cash and cash equivalents on the statement of financial condition are included in Level 1.

- Level 2 – Valuation is based upon quoted prices for similar securities in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. This category includes state and municipal securities, corporate debt securities and residential mortgage-backed securities.

3. Fair Value Measurements (continued)

- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models and similar techniques.

All assets recorded at fair value on a recurring basis at December 31, 2015 were classified as Level 1. The following table presents the recorded amount of assets measured at fair value on a recurring basis at December 31, 2015:

	Level 1
Money market investments (a)	$ 103,870,565
Trading securities:	
Equity securities	360
Total assets at fair value	$ 103,870,925

(a) Included in cash and cash equivalents on the statement of financial condition.

There were no transfers of assets recorded at fair value on a recurring basis into or out of Level 1, Level 2, or Level 3 fair value measurements during the year ended December 31, 2015.

4. Related-Party Transactions

In the normal course of business, the Company engages in transactions with Comerica Bank. Included in expenses are fees paid to related parties for property rental, operating, accounting, and administrative services.

Comerica Asset Management, an indirect subsidiary of Comerica Bank, provides investment management services to customers of the Company, which are billed to the Company through Comerica Bank. Comerica Bank also pays certain expenses on behalf of the Company and is subsequently reimbursed for such payments. Included in payables to affiliates at December 31, 2015 are amounts due to Comerica Bank of $2,282,919. Receivables from affiliates totaled $1,534,153 at December 31, 2015 and included current tax receivable and other receivables due from Comerica Bank. Comerica Insurance, an indirect subsidiary of Comerica Bank, receives commission payments on behalf of the Company, which are settled monthly.

The Company has a $50 million secured line of credit with Comerica Bank. Interest is charged on the short-term borrowings under the line at a variable rate based on the federal funds rate. There were no short-term borrowings outstanding at December 31, 2015.

5. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company enters into various commitments to purchase securities from underwriters and sell such securities to customers. These commitments may have settlement terms up to 45 days. These transactions are not reflected in the Company's statement of financial condition. They are conducted on a "when, as, and if-issued" basis and, as such, there is no obligation to the seller or the buyer if the bonds are not issued. However, credit risk results from the possible inability of the purchaser to take delivery of issued securities in accordance with the agreement and, to the extent open purchase commitments exceed sales commitments, market risk exists related to any price movement between the time of purchase and the sale date. At December 31, 2015, there were approximately $4,586,000 of outstanding commitments to purchase securities and $4,586,000 of outstanding commitments to sell securities.

6. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain minimum net capital, as defined, equivalent to the greater of $250,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2015, net capital was $101,071,768, and required net capital was $413,751. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.06 to 1.

7. Income Taxes

The net deferred tax asset at December 31, 2015 included a gross deferred tax asset and deferred tax liability of $3,268,377 and $408,874, respectively. The principal components of the net deferred tax asset of $2,859,503 at December 31, 2015 were deferred revenue, depreciation and employee benefits. At December 31, 2015, the Company determined that no valuation allowance was necessary on federal or state deferred tax assets. The Company evaluated its tax positions as of December 31, 2015 and determined that no liability for uncertain tax positions was required.

The Company is included in a consolidated federal income tax return with the Corporation. The following tax years for significant tax jurisdictions of the Corporation remain subject to examination as of December 31, 2015:

Jurisdiction	Tax Years
Federal	2010-2014
California	2003-2014

7. Income Taxes (continued)

Based on current knowledge and probability assessment of various potential outcomes, the Company believes that current tax reserves are adequate, and the amount of any potential incremental liability arising is not expected to have a material adverse effect on the Company's financial condition or results of operations.

8. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan that provides retirement benefits to substantially all full-time employees hired before January 1, 2007 who continue to meet the eligibility requirements of the plan. This plan is maintained by the Corporation. Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies.

On January 1, 2007, the Corporation instituted a profit sharing plan for the benefit of all eligible employees hired on or after January 1, 2007. Under the profit sharing plan, the Corporation makes an annual discretionary allocation to the individual account of each eligible employee ranging from 3% to 8% of annual compensation (up to the current IRS compensation limit), determined based on combined age and years of service. The allocations are invested based on employee investment elections. The employee fully vests in the profit sharing plan after three years of service. The plan requires the equivalent of one year of service before an employee is eligible to participate.

The Company also participates in a 401(k) plan maintained by the Corporation for various groups of its employees. Under the 401(k) plan, the Corporation makes matching contributions of 100% of the first 4% of qualified earnings contributed by a participant, up to the current IRS compensation limit. The Corporation's match is made in cash and invested as directed by the employee.

9. Share-Based Compensation

The Company participates in share-based compensation plans and deferred compensation plans maintained by the Corporation. Under the share-based compensation plans, stock options, restricted stock units and restricted stock may be awarded to executive officers and key personnel. Certain employees are eligible to defer income in non-qualified deferred compensation plans.

10. Commitments and Contingencies

The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company is subject to various pending or threatened legal proceedings arising out of the normal course of business or operations. In view of the inherent uncertainty of such matters, the Company cannot state the eventual outcome of these matters. Based on current knowledge and after consultation with legal counsel, management believes that current reserves are adequate, and the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on the Company's financial condition.

For matters where a loss is not probable, the Company has not established legal reserves. Based on current knowledge, expectation of future earnings, and after consultation with legal counsel, the Company believes the maximum amount of reasonably possible losses would not have a material adverse effect on the Company's financial condition.

Depending on future developments, it is possible that the ultimate resolution of these matters may be material to the Company's financial condition.

As a participant in underwriting syndicates, the Company may become contingently liable for its prorated portion of any trading loss assumed by the syndicate due to the syndicate's remarketing obligations arising with respect to an offering. At December 31, 2015, no contingent liability existed relating to underwriting transactions.

During the fourth quarter of 2015, the Company recorded a $1.6 million liability to reimburse clients for anticipated losses associated with securities issued by a third party and sold through the Company. The related liability was included in "accrued expenses and other liabilities" on the statement of financial condition. The Company completed the repurchase of the securities from its clients in January 2016.

Schedule I

Comerica Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2015

Computation of net capital:	
Total shareholder's equity	$ 110,357,826
Deductions:	
Nonallowable assets	7,198,287
Other deductions	171
Securities haircut deduction	2,087,600
Net capital	$ 101,071,768
Aggregate indebtedness:	
Items included in statement of financial condition:	
Total liabilities	$ 12,524,669
Less:	
Lesser of required or actual balance in reserve account	7,288
Short positions in proprietary trading accounts	–
Deferred revenue	6,311,115
Total aggregate indebtedness	$ 6,206,266
Computation of basic net capital requirement:	
Net capital requirement (greater of 1/15th of aggregate indebtedness or $250,000)	$ 413,751
Excess net capital	$ 100,658,017
Net capital less 10% of aggregate indebtedness	$ 100,451,141
Percent of aggregate indebtedness to net capital	6%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2015 unaudited FOCUS Part IIA report filed January 26, 2016.

Schedule II

Comerica Securities, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2015

Computation for determination of reserve requirements:		
Total credit balances	$	7,288
Total 15c3-3 debit balances	$	–
Excess of total debits over total credits	$	–
Excess of total credits over total debits	$	7,288
Amount held on deposit in Reserve Bank Account	$	1,204,447

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2015 unaudited FOCUS Part IIA report filed January 26, 2016.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2015

State the market valuation and number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date), but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ –
A. Number of items	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items	–

The audited financial statement is available for examination at the principal office of Comerica Securities: 411 W. Lafayette, Detroit, Michigan 48226 and at the Chicago Regional Office of the Securities and Exchange Commission.

A copy of statement of financial condition will be sent free of charge upon request. To make a request, please call Comerica Securities at 800-232-6983.